July 15, 2025

U.S. Securities and Exchange Commission              Via Edgar
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549
Attn: Robert Arzonetti

Re:	HomeStreet, Inc. Registration Statement on Form S-4 (File No. 333-288528)

Ladies and Gentlemen:

Pursuant to the requirements of Rule 461 under the Securities Act of 1933, as amended, HomeStreet, Inc. (“HomeStreet”) respectfully requests that the Commission declare the Registration Statement filed on Form S-4 (File No. 333-288528) with the Commission on July 3, 2025, as amended on July 15, 2025 (the “Registration Statement”), effective at 4:30 p.m., Eastern Time on July 16, 2025, or as soon thereafter as practicable.

HomeStreet requests that the Commission notify us of the effectiveness of the Registration Statement by calling our counsel, Dylan M. Handelsman of Sullivan & Cromwell LLP, at (212) 558-3906.

Sincerely,

/s/ John Michel

John Michel
Chief Financial Officer of HomeStreet, Inc.

cc:
Mark S. Mason
(HomeStreet, Inc.)

Godfrey Evans
(HomeStreet, Inc.)

H. Rodgin Cohen
(Sullivan & Cromwell LLP)

Mitchell S. Eitel
(Sullivan & Cromwell LLP)

Mario Schollmeyer
(Sullivan & Cromwell LLP)

Jacob A. Kling
(Wachtell, Lipton, Rosen & Katz)